

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2011

Mr. Ronald Boreta
Principal Financial Officer
All-American Sportpark, Inc.
6730 South Las Vegas Boulevard
Las Vegas, NV 89119

  Re: **All-American Sportpark, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2009
      Filed March 31, 2010
      File No. 0-24970

Dear Mr. Boreta:

  We have completed our review of your filings and do not have any further comments at this time.

         Sincerely,

         Andrew Mew
         Accounting Branch Chief